

GENTING BERHAD

Exemption No. 82-4962

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

31 October 2006





06018163

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Dissolution of Sa ang (Thailand) Limited, an indirect subsidiary of Genting Berhad for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc



dlw 11/7

Exemption No. 82-495 !



Form Version 2.0

General Announcement

Reference No **CU-061027-39345**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

DISSOLUTION OF SAYANG (THAILAND) LIMITED, AN INDIRECT SUBSIDIARY OF GENTING BERHAD

* **Contents :-**

We wish to inform that Sayang (Thailand) Limited ("Sayang"), an indirect pre-operating subsidiary of Genting Berhad, which was incorporated in Thailand, had been dissolved and that the dissolution had been registered with the Partnership and Company Registration Office, Bangkok Metropolis, Department of Business Development, Ministry of Commerce, Thailand on 29 September 2006

As such, Sayang ceased to be a subsidiary of the Genting Group with effect from 29 September 2006

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: